UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-288735-01

Terrestrial Energy Development Inc.

(Exact name of registrant as specified in its charter)

2730 W. Tyvola Road, Suite 100

Charlotte, North Carolina 28217

646-687-8212

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

None

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*	Effective as of October 28, 2025, Terrestrial Energy Development Inc., a Delaware corporation (formerly known as Terrestrial Energy Inc., or “Legacy Terrestrial Energy”), consummated the previously announced business combination (the “Business Combination”) with Terrestrial Energy Inc., a Delaware corporation (“New Terrestrial Energy”) (formerly known as HCM II Acquisition Corp., or “HCM II”), a Delaware corporation (prior to the domestication in connection with the Business Combination, a Cayman Islands exempted company), and HCM II Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of HCM II (“Merger Sub”). As part of the Business Combination transactions, Merger Sub merged with and into Legacy Terrestrial Energy (the “Merger”) with Legacy Terrestrial Energy surviving the Merger as a wholly-owned subsidiary of New Terrestrial Energy. This Form 15 relates solely to the reporting obligations of Legacy Terrestrial Energy under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and does not affect the reporting obligations of New Terrestrial Energy under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Terrestrial Energy Development Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TERRESTRIAL ENERGY DEVELOPMENT INC.

Date: November 14, 2025	By:	/s/ Brian Thrasher
	Name:	Brian Thrasher
	Title:	Chief Financial Officer